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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*



                     RESOURCE RECYCLING TECHNOLOGIES, INC.
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, $1.00 par value
________________________________________________________________________________
                         (Title of Class of Securities)


                                 760930-10-7
        _______________________________________________________________
                                (CUSIP Number)

                                Andrew T. Dwyer
                               532 Cantitoe Road
                            Bedford, New York 10506
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 17, 1995
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- -----------------------                                  -----------------------
 CUSIP NO. 760930-10-7                                      PAGE 2 OF 5 PAGES
- -----------------------                                  -----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Andrew T. Dwyer
      S.S. No. ###-##-####
- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                       (a) [_]
                                                                         (b) [_]
- --------------------------------------------------------------------------------
      SEC USE ONLY
 3

- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  [_]
 5
- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- --------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          160,100
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          160,100
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      160,100
- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.98%
- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- --------------------------------------------------------------------------------
                                                                          2 of 7

                        AMENDMENT NO. 3 to SCHEDULE 13D

CUSIP NO. 760930-10-7                                         Page 3 of 5 Pages


ITEM 1.  SECURITY AND ISSUER

    This statement relates to the Common Stock, $1.00 par value, of Resource Recycling Technologies, Inc. The name and address of the principal executive offices of the Issuer are:

                     Resource Recycling Technologies, Inc.
                     300 Plaza Drive
                     Vestal, New York  13850

ITEM 2.  IDENTITY AND BACKGROUND

    There are no changes in the response to this Item from the Schedule 13D filed on March 2, 1994.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    This Amendment No. 3 to Schedule 13D reports the gift by Cynthia K. Dwyer, the wife of Andrew T. Dwyer, of 400 shares of the Issuer's Common Stock and the vesting of non-qualified stock options to purchase 20,000 shares of the Issuer's Common Stock previously granted to Andrew T. Dwyer, as follows. On January 10, 1995, Cynthia K. Dwyer made a gift of 400 shares. On March 15, 1995, non-qualified stock options previously granted to Andrew T. Dwyer to purchase 20,000 shares of the Issuer's Common Stock became exercisable by Mr. Dwyer and his beneficial ownership of such shares is reported herein pursuant to Rule 13d-3(d)(1)(i). The total amount of funds to be used to make the purchase of shares upon the exercise of the options reported herein will be obtained from personal funds of the reporting person.

ITEM 4.  PURPOSE OF TRANSACTION

    There are no changes in the response to this Item from the Schedule 13D filed on March 2, 1994.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) As of the close of business on March 15, 1995, the reporting persons named in Item 2 of this Schedule 13D, by virtue of the language of Rule 13(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth below. The percentages are based 2,675,773 shares of the Issuer's Common Stock, which was the number of such shares outstanding on such date assuming the exercise of outstanding stock options that are exercisable within 60 days of the date of this filing.

                        AMENDMENT NO. 3 to SCHEDULE 13D

CUSIP NO. 760930-10-7                                         Page 4 of 5 Pages


Name                      Shares of Common Stock             Percentage
- ----                      ----------------------             ----------
Andrew T. Dwyer                 160,100                        5.98%
Cynthia K. Dwyer                 13,600                         .51%
Nancy T. Dwyer                   18,000                         .67%
Elizabeth K. Dwyer               18,000                         .67%
Andrew K. Dwyer                  18,000                         .67%

    The shares owned by Andrew T. Dwyer include an aggregate of 3,300 shares owned by a family trust of which Mr. Dwyer is a trustee and beneficiary.

    Andrew T. Dwyer may be deemed to own beneficially the shares owned by Cynthia K. Dwyer, Mr. Dwyer's wife, and Nancy T. Dwyer, Elizabeth K. Dwyer, and Andrew K. Dwyer, Mr. Dwyer's children. Andrew T. Dwyer disclaims beneficial ownership of such shares. If he is deemed to beneficially own these shares, his beneficial ownership is 227,700, or 8.51% of the outstanding shares of the Issuer's Common Stock.

    Cynthia K. Dwyer may be deemed to own beneficially the shares owned by Andrew T. Dwyer, Mrs. Dwyer's husband, and Nancy T. Dwyer, Elizabeth K. Dwyer, and Andrew K. Dwyer, Mrs. Dwyer's children. Cynthia K. Dwyer disclaims beneficial ownership of such shares. If she is deemed to beneficially own these shares, her beneficial ownership is 227,700, or 8.51% of the outstanding shares of the Issuer's Common Stock.

    There are no changes in the responses to the other parts of this Item from the Schedule 13D filed on March 2, 1994.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

    Pursuant to the terms of a Stock Tender Agreement dated as of March 17, 1995, among Waste Management, Inc. ("Buyer"), WMI Acquisition Sub, Inc., a wholly-owned subsidiary of Buyer ("Sub"), and Andrew T. Dwyer (the "Tender Agreement"), Mr. Dwyer has agreed to tender the shares of Common Stock of the Issuer owned by Mr. Dwyer (the "Shares") in the cash tender offer of Buyer to purchase any and all of the issued and outstanding shares of Common Stock of the Issuer at a purchase price of $11.50 per share (the "Offer"). The Tender Agreement is attached hereto as Exhibit A and incorporated herein by this reference. The Issuer, Buyer, and Sub have entered into an Agreement and Plan of Merger dated March 17, 1995 (the "Acquisition Agreement"), which provides, among other things, that Buyer shall

                        AMENDMENT NO. 3 to SCHEDULE 13D

CUSIP NO. 760930-10-7                                         Page 5 of 5 Pages



commence the Offer and that Sub shall merge with and into the Issuer, subject to the conditions set forth therein.

    Andrew T. Dwyer has agreed not to withdraw his tender of the Shares in the Offer; provided, however, that Mr. Dwyer may decline to tender or withdraw any and all Shares tendered if (A) the amount or form of consideration to be paid by Buyer for such Shares is less than cash in the amount of $11.50 per Share, (B) the Acquisition Agreement is terminated, or (C) the board of directors of the Issuer has withdrawn its recommendation for the Offer; provided that if such withdrawal of a recommendation occurs and the Issuer's board subsequently recommends an offer by Buyer or an affiliate of Buyer for a consideration per Share greater than $11.50 per Share, Mr. Dwyer agrees to re-tender any Shares he has withdrawn. In addition, for so long as the Issuer's board of directors has not withdrawn its recommendation for the Offer, Mr. Dwyer has agreed, among other things, not to dispose of, or grant any proxies with respect to, the Shares or to solicit parties other than Buyer to acquire any Common Stock or a material portion of the assets or business of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Exhibit A:     Stock Tender Agreement, dated as of March 17, 1995,
                   among Waste Management, Inc., WMI Acquisition Sub,
                   Inc., and Andrew T. Dwyer.



                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 21, 1995


                                         /s/ ANDREW T. DWYER
                                         ------------------------------
                                         ANDREW T. DWYER